CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 51 to the Registration Statement No. 2-75807 on Form N-1A of John Hancock Series Trust of our reports dated December 9, 2005 on the financial statements and financial highlights in the Annual Reports of John Hancock Focused Equity Fund, John Hancock Multi Cap Growth Fund, John Hancock Real Estate Fund, John Hancock Small Cap Growth Fund, John Hancock Technology Fund, and John Hancock Mid Cap Equity Fund for the year ended October 31, 2005.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" in the Statements of Additional Information, which are a part of such Registration Statement.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 28, 2006